EXHIBITS

Exhibit Number		Page
	Copy of the disclosure letter that PLDT Inc. (the “Company”) filed on June 9, 2026 with the Philippine Stock Exchange and on June 10, 2026 with the Philippine Securities and Exchange Commission in connection with the results of the Annual Meeting of Stockholders and the Organizational Meeting of the Company held on June 9, 2026.	10

June 9, 2026

The Philippine Stock Exchange, Inc. 6/F Philippine Stock Exchange Tower 28th Street corner 5th Avenue Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Head – Disclosure Department

Securities & Exchange Commission 7907 Makati Avenue, Salcedo Village, Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with Section 17.1 (b) of the Securities Regulation Code (“SRC”) and SRC Rule

17.1.1.1.3 (b) 2, we submit herewith a copy of SEC Form 17-C with respect to actions approved in the Annual Meeting of Stockholders and the Organizational Meeting of the Board of Directors of PLDT Inc. on June 9, 2026.

This submission shall also serve as our compliance with the PSE Revised Disclosure Rules. Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez Assistant Corporate Secretary PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,318 As of May 31, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.1

1.
June 9, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55
3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5.
PHILIPPINES 6. (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7.
Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8.
(632) 8250-0254

Issuer's telephone number, including area code

9.
Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.
Item 4 (Election of Directors and Officers) and Item 9 (Other Events)

We disclose the following information pertaining to the Annual Meeting of Stockholders (the “Annual Meeting”) and Organizational Meeting of the Board of Directors (the “Organizational Meeting”) of PLDT Inc. (“PLDT” or the “Company”) on June 9, 2026 and actions approved in the said meetings:

1.
Annual Meeting of Stockholders

1.1.
The Annual Meeting was held on June 9, 2026 at 3:00 p.m. The Notice and Agenda of the Annual Meeting were published in the May 18 and 19, 2026 issues of the Philippine Star and the Manila Times (in printed and online editions). The Notice and Agenda together with the Information Statement, Proxy Form, 2025 Management Report/Annual Report for the year ended December 31, 2025 in SEC Form 17-A and Quarterly Report for the first quarter of 2026 in SEC Form 17-Q (the “Annual Meeting Materials”) are posted on the Company’s website and PSE EDGE. In addition, copies of the Annual Meeting Materials for the Annual Meeting of Stockholders held on June 10, 2025 and a copy of the Minutes of such Annual Meeting are likewise posted on the Company’s website.
(a)
As of the record date, April 13, 2026, (the “Record Date”), the total outstanding PLDT shares entitling the holders thereof to attend and vote at the Annual Meeting is 366,055,775 (the “Voting Shares”), broken down as follows:

Class of Shares	Number of Shares
Common	216,055,775
Voting Preferred	150,000,000
Total	366,055,775

(b)
The total Common and Voting Preferred Shares owned or held by the stockholders present in person, online, or represented by proxy at the Annual Meeting was 313,422,757 representing 85.62% of the total outstanding Voting Shares of PLDT as at the Record Date, broken down as follows:

Class of Shares	Number of Shares	% to Total Outstanding Shares
Common	163,422,757	44.64%
Voting Preferred	150,000,000	40.98%
Total	313,422,757	85.62%

Therefore, there was a quorum for the valid transaction of business at the Annual Meeting.

(c)
Thirteen (13) directors including the Chairman of the Board, the Chairpersons of the Audit, Risk, Governance, Nomination and Sustainability, Executive Compensation, Technology Strategy, and Data Privacy and Information Security Committees, the President and Chief Executive Officer and other key officers of the Company were present at the Annual Meeting. Representatives from the

Company’s independent auditors, SGV & Co. (“SGV”) were also present at the Annual Meeting.

1.2
Each item on the Agenda of the Annual Meeting, that is subject to stockholders’ approval, was voted upon by means of written voting instructions, proxies, and real-time online voting.

1.3
The voting requirement and the votes cast for each one of the following items in the Agenda that is subject to stockholders’ approval are as follows:
(a)
Approval of the audited financial statements for the year ended December 31, 2025 contained in the Company’s 2025 Annual Report in SEC Form 17-A:

CLASS OF SHARES	VOTING REQUIREMENT
	Majority of Total Outstanding Common Shares and Voting Preferred Shares
	VOTES CAST
	FOR	AGAINST	ABSTAIN
Common Shares	163,322,194	11,965	29,604
Voting Preferred Shares	150,000,000	-	-
Total	313,322,194	11,965	29,604
Percentage to Outstanding Voting Shares	85.59%	0.003%	0.008%

With more than two-thirds (2/3) of the outstanding Voting Shares voted in favor of the approval of the audited financial statements of the Company for the year ended December 31, 2025 contained in the Company’s 2025 Annual Report in SEC Form 17-A, the Company’s financial statements were approved.

(b)
Election of thirteen (13) directors, including three (3) independent directors for the ensuing year, whose background information is contained in the Information Statement:

The Chairman explained the review and screening process of the Governance, Nomination and Sustainability Committee (“GNSC”) to determine whether each of the director-nominees possesses the qualifications and none of the disqualifications for directorship, and whether each of the independent director- nominees meets the additional criteria and qualifications for an independent director, as well as the diversity aspects considered by the GNSC pursuant to the Company’s Board Diversity Policy.

NAME OF DIRECTOR/ INDEPENDENT DIRECTOR	VOTING REQUIREMENT

Thirteen (13) nominees receiving the highest number of votes from the holders of Common Shares and Voting Preferred Shares shall be declared elected and three (3) of them who have been pre-qualified as independent directors shall be declared elected as such

VOTES CAST
Dr. Erika Fille T. Legara (Independent Director)	299,068,244
Mr. Benedicto C. Sison (Independent Director)	298,080,234
Ms. Bernadine T. Siy (Lead Independent Director)	290,339,951
Atty. Marilyn A. Victorio-Aquino	288,217,685
Mr. Robert Joseph M. de Claro	289,676,102
Ms. Helen Y. Dee	284,902,059
Atty. Ray C. Espinosa	290,142,709
Mr. James L. Go	296,255,091
Mr. Hidetada Hayashi	286,806,933
Mr. Menardo G. Jimenez, Jr.	288,558,526
Mr. Manuel V. Pangilinan	452,904,466
Mr. Kazutoshi Shimizu	292,368,397
Fr. Roberto C. Yap, S.J.	289,401,001

Each director/independent director-nominee received the votes of more than a majority of the outstanding Voting Shares. Since there are only thirteen (13) Board seats and thirteen (13) director-nominees, each director-nominee was elected. Three (3) of them, namely, Dr. Erika Fille T. Legara, Mr. Benedicto C. Sison, and Ms. Bernadine T. Siy, who have been pre-qualified as independent directors, were elected as independent directors.

Attached are copies of the Certifications executed by Dr. Legara, Mr. Sison, and Ms. Siy in connection with their election as independent directors of the Company.

1.4
SGV performed agreed upon procedures for the Company’s tabulation, registration, and reporting system (the “System”) in accordance with the Philippine Standards on Related Services 4400, Engagements and Agreed-Upon Procedures Regarding Financial Information issued by the Auditing Standards and Practices Council. Representatives from SGV were present at the Annual Meeting to check the accuracy and completeness of reports generated by the System.

1.5
Questions raised by stockholders were addressed or responded to by the Chairman and other key officers of the Company after the Election of Directors and prior to the discussion of Other Matters in the Agenda.

1.6
Stockholders were also informed that pursuant to the authority vested in the Audit Committee under the Company’s By-Laws, the Audit Committee appointed SGV as independent auditors to audit the financial statements of the Company for the year

2026, and such appointment was confirmed by the Board of Directors.
2.
Organizational Meeting
2.1
The Organizational Meeting was held immediately after the adjournment of the Annual Meeting.

The thirteen (13) directors, inclusive of three (3) independent directors, elected during the Annual Meeting were present in the Organizational Meeting. All nominees for appointment as members of the Advisory Board/Committee were also present.

2.2
The following actions were approved by the Board of Directors at the Organizational Meeting:
(a)
Appointment of Mr. Manuel V. Pangilinan as Chairman of the Board of Directors and President and Chief Executive Officer of the Company.

(b)
Appointment of Ms. Bernadine T. Siy as Lead Independent Director.
(c)
Appointment of the members of the Advisory Board/Committee: Mr. Benny S. Santoso;

Mr. Christopher H. Young; and

Ret. Chief Justice Artemio V. Panganiban, as Independent Advisor.

(d)
Appointment of the Chairpersons, Members and Advisors of the six (6) Board Committees, as follows:

Audit Committee

Ms. Bernadine T. Siy, Chairperson;

Mr. Benedicto C. Sison, Independent Member;

Dr. Erika Fille T. Legara, Independent Member;

Mr. James L. Go, Advisor;

Ms. Corazon S. de la Paz-Bernardo, Advisor (Audit Committee Financial Expert); and

Mr. Hidetada Hayashi, Advisor.

Risk Committee

Mr. Benedicto C. Sison, Chairperson;

Dr. Erika Fille T. Legara, Independent Member;

Ms. Bernadine T. Siy, Independent Member;

Mr. James L. Go, Member; and

Mr. Hidetada Hayashi, Member.

Governance, Nomination and Sustainability Committee

Mr. Manuel V. Pangilinan, Chairperson;

Ms. Bernadine T. Siy, Independent Member;

Mr. Benedicto C. Sison, Independent Member;

Dr. Erika Fille T. Legara, Independent Member;

Mr. Hidetada Hayashi, Member;

Ms. Gina Marina P. Ordoñez, Non-Voting Member; and

Ms. Melissa V. Vergel de Dios, Non-Voting Member.

Executive Compensation Committee

Mr. Manuel V. Pangilinan, Chairperson;

Ms. Bernadine T. Siy, Independent Member;

Mr. Benedicto C. Sison, Independent Member;

Dr. Erika Fille T. Legara, Independent Member;

Mr. Hidetada Hayashi, Member; and

Ms. Gina Marina P. Ordoñez, Non-Voting Member.

Technology Strategy Committee

Mr. Manuel V. Pangilinan, Chairperson; Atty. Ray C. Espinosa, Member;

Mr. James L. Go, Member;

Mr. Hidetada Hayashi, Member;

Dr. Erika Fille T. Legara, Independent Member;

Mr. Menardo G. Jimenez, Jr., Non-Voting Member;and

Ms. Louella F. Calixtro, Non-Voting Member.

Data Privacy and Information Security Committee

Dr. Erika Fille T. Legara, Chairperson;

Mr. Manuel V. Pangilinan, Member;

Atty. Ray C. Espinosa, Member;

Mr. Hidetada Hayashi, Member; and

Atty. Marilyn A. Victorio-Aquino, Member.

(e)
Election of the following officers to the positions indicated opposite their respective names:

Mr. Manuel V. Pangilinan	-	President and Chief Executive Officer
Mr. Menardo G. Jimenez, Jr.	-	Executive Vice President and Chief Operating Officer
Atty. Marilyn A. Victorio-Aquino	-	Senior Vice President, Senior Legal Advisor to the Chairman, Privacy Head, and Corporate Secretary
Mr. Victorico P. Vargas	-	Leadership Transition Officer
Ms. Gina Marina P. Ordoñez	-	Senior Vice President and Chief People Officer
Mr. Leo I. Posadas	-	Senior Vice President, Officer-in-Charge of the PLDT Finance, Risk, and Sustainability Group, and Treasurer
Mr. John Gregory Y. Palanca	-	Senior Vice President
Mr. Patricio S. Pineda III	-	Senor Vice President
Mr. Joseph Ian G. Gendrano	-	Senior Vice President
Mr. Luis S. Reñon	-	Senior Vice President and Senior Advisor to the Chairman
Ms. Louella F. Calixtro	-	First Vice President and Chief Procurement Officer
Atty. Joan A. De Venecia-Fabul	-	First Vice President and Chief Legal Counsel

Mr. Patrick F. Santos	-	First Vice President and Chief Information Security Officer
Ms. Melissa V. Vergel de Dios	-	First Vice President and Chief Sustainability Officer
Mr. Gil Samson D. Garcia	-	First Vice President and Financial Controllership Head
Mr. Jose Roberto A. Alampay	-	First Vice President
Mr. Benedict Patrick V. Alcoseba	-	First Vice President
Mr. Marco Alejandro T. Borlongan	-	First Vice President
Ms. Mary Julie C. Carceller	-	First Vice President
Mr. Bernard H. Castro	-	First Vice President
Ms. Darlene Stephanie D. Chiong	-	First Vice President
Mr. Joseph Michael Vincent G. Co	-	First Vice President
Mr. Victor Emmanuel S. Genuino II	-	First Vice President
Atty. Ma. Criselda B. Guhit	-	First Vice President
Mr. Juancho Paolo L. Jerusalem	-	First Vice President
Ms. Leah Camilla R. Besa-Jimenez	-	First Vice President and Chief Data Privacy Officer
Ms. Loreevi Gail O. Mercado	-	First Vice President
Ms. Anna Karina V. Rodriguez	-	First Vice President
Mr. Roderick S. Santiago	-	First Vice President
Ms. Gina B. Santos	-	First Vice President and Internal Audit Head
Atty. Ma. Magdalene A. Tan	-	First Vice President and Chief Governance Officer
Mr. Patrick S. Tang	-	First Vice President
Mr. Victor Y. Tria	-	First Vice President
Mr. Jude Michael H. Turcuato	-	First Vice President
Mr. John Henri C. Yañez	-	First Vice President
Atty. Mark David P. Martinez	-	Vice President and Assistant Corporate Secretary
Ms. Cecille M. Alzona	-	Vice President
Mr. Roy Victor E. Añonuevo	-	Vice President
Atty. Tito Rodolfo B. Aquino, Jr.	-	Vice President
Ms. Maria Cecilia A. Arevalo	-	Vice President
Mr. Jerameel A. Azurin	-	Vice President
Ms. Dianne M. Blanco	-	Vice President
Mr. Benjamin Jose C. Causon, Jr.	-	Vice President
Ms. Ma. Monica M. Consing	-	Vice President
Mr. Rai Antonio A. De Jesus	-	Vice President
Mr. Ramil C. Enriquez	-	Vice President
Mr. Aniceto M. Franco III	-	Vice President
Mr. Leonard A. Gonzales	-	Vice President
Mr. Silverio S. Ibay, Jr.	-	Vice President
Mr. Gary F. Ignacio	-	Vice President
Mr. Alvin S. Ilano	-	Vice President
Mr. Javier C. Lagdameo	-	Vice President
Mr. Ser John S. Layug	-	Vice President
Mr. John Henry S. Lebumfacil	-	Vice President

Mr. Czar Christopher S. Lopez	-	Vice President
Ms. Maria Carmela F. Luque	-	Vice President
Mr. Sesinando G. Milla III	-	Vice President
Ms. Evert Chris R. Miranda	-	Vice President
Ms. Ruby S. Montoya	-	Vice President
Ms. Marseille N. Nograles	-	Vice President
Ms. Audrey Lyn S. Oliva	-	Vice President
Mr. Charles Louis L. Orcena	-	Vice President
Ms. Regina P. Pineda	-	Vice President
Mr. Emerson C. Roque	-	Vice President
Ms. Marielle M. Rubio	-	Vice President
Ms. Maria Christina C. Semira	-	Vice President
Mr. Arvin L. Siena	-	Vice President
Mr. Jerone H. Tabanera	-	Vice President
Ms. Carla Elena A. Tabuena	-	Vice President
Ms. Jecyn Aimee C. Teng	-	Vice President
Ms. Ma. Delia V. Villarino	-	Vice President
Mr. Radames Vittorio B. Zalameda	-	Vice President

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

June 9, 2026

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : June 10, 2026